SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K/A

     /X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 2000.

     / /  Transition report pursuant to Section 15(d) of the Securities
          Exchange Act of 1934 for the transition period from     to

          Commission file number: 1-3122

     A. Full title of the plan and the address of the plan, if different from that if the issuer named below:

                              The Ogden 401(k) Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Covanta Energy Corporation
                                  40 Lane Road
                               Fairfield, NJ 07007

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Resources Recovery 401(k)
Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    Ogden 401(k) Plan
                                    Administrative Committee

                                    By: /s/ Louis M. Walters
                                       -------------------------
                                    Louis M. Walters
                                    Member of the Ogden 401(k) Plan
                                    Administrative Committee

Date : July 2, 2001

    The Ogden 401(k) Plan

    Independent Auditors' Report

    Financial Statements

    Years Ended December 31, 2000 and 1999
    Supplemental Schedule
    Year Ended December 31, 2000

THE OGDEN 401(k) PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits

   Statements of Changes in Net Assets Available for Benefits

   Notes to Financial Statements

SUPPLEMENTAL SCHEDULE FOR THE
   YEAR ENDED DECEMBER 31, 2000:

   Schedule of Assets Held for Investment Purposes at End of Year

INDEPENDENT AUDITORS' REPORT

The Ogden 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Ogden 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 22, 2001

THE OGDEN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                      2000                1999

ASSETS:
  Investments (See Note 3)                        $ 87,823,337      $107,387,258

  Receivables:
    Employer contributions                             121,612           266,289
    Participant contributions                           65,051           135,871
                                                  ------------      ------------

           Total receivables                           186,663           402,160
                                                  ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 88,010,000      $107,789,418
                                                  ============      ============


See accompanying notes to financial statements.

THE OGDEN 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                               2000                1999
ADDITIONS:
  Additions to net assets attributed to:
      Investment income:
        Net (depreciation) appreciation in fair value of
          investments (See Note 3)                         $  (6,446,648)   $  13,152,664
        Interest and dividends                                 2,440,821        2,504,354
                                                           -------------    -------------

                                                              (4,005,827)      15,657,018
                                                           -------------    -------------

  Contributions:
    Participant                                                2,965,836        3,594,069
    Employer                                                   1,598,463        1,840,161
    Rollovers                                                     79,156           89,096
                                                           -------------    -------------

                                                               4,643,455        5,523,326
                                                           -------------    -------------

           Total additions                                       637,628       21,180,344
                                                           -------------    -------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                            (17,035,087)     (24,200,159)
    Administrative expenses                                      (49,856)         (78,035)
    Net transfer to other plans                               (3,332,103)     (39,585,969)
                                                           -------------    -------------

           Total deductions                                  (20,417,046)     (63,864,163)
                                                           -------------    -------------

NET DECREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                     (19,779,418)     (42,683,819)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                          107,789,418      150,473,237
                                                           -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR             $  88,010,000    $ 107,789,418
                                                           =============    =============

See accompanying notes to financial statements.

THE OGDEN 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following is a brief description of The Ogden 401(k) Plan ("the Plan"). Participants should refer to the Plan document for more complete information.

     a. General Information - Effective June 3, 1996, Ogden Services Corporation (the "Company") changed the Plan name from the Ogden Profit Sharing Plan to The Ogden 401(k) Plan. The Plan is an employee savings plan providing for both employer and employee contributions. The Plan was established as the Ogden Food Service Corporation Savings and Security Plan by Ogden Food Service Corporation on January 1, 1982. The Plan was amended and restated effective January 1, 1991 to conform with the Tax Reform Act of 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

          Subsequently, the Company amended and restated the Plan again to comply with the requirements of:

          o    The Omnibus Reconciliation Act of 1993

          o    The Unemployment Compensation Amendment of 1992

          o    Applicable revenue rulings and notices thereunder

          o    Miscellaneous administrative policies and procedures

          Other amendments have been made since the Plan's inception to reflect changes in the Plan name and participating Covanta Energy Corporation ("Covanta") (formerly Ogden Corporation) subsidiaries and affiliates adopting the Plan. Participating companies in the Plan include:

          o    Ogden Services Corporation (the Sponsor of the Plan);

          o    Ogden Management Services, Inc.;

          o All subsidiaries and affiliates of the participating companies which adopt the Plan.

          Effective January 1, 1999, the Plan was amended as a result of several administrative and plan design changes. The sponsor of the Plan, the Company, determined that it would be in the best interest of Ogden Resource Recovery Support Services, Inc. and ADT Global Services, Inc. (collectively, "Prior Participating Companies"), and their employees, to establish separate defined contribution plans. Effective January 1, 1999, the Plan assets of the Prior Participating Companies were transferred from the Plan to the Resource Recovery 401(k) Plan and ADT Global Services 401(k) Plan, respectively.

     b. Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of the Company and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan, and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. Participation - Full-time and part-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union and have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed twelve months of employment and 1,000 hours of service.

     d. Contributions - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. The maximum annual compensation that can be applied to the 401(k) deferral for 2000 and 1999 is $170,000 and $160,000, respectively. For 2000 and 1999, participant pre-tax contributions could not exceed $10,500 and $10,000, respectively. The Company matches 100 percent up to the first 3 percent of a participant's annual compensation which is invested based on participant investment elections. On January 1, 1999, the Company implemented an additional company match of 50 percent up to the next 2 percent of a participant's annual compensation in Covanta stock for participants who are eligible and who elect to contribute. Plan participants can reallocate the Covanta common stock contributions to different investment elections at age 55 or older.

          A participant's elective contributions and Company contributions are invested, at the direction of the participant, in accordance with one of the following options:

          o    100 percent in one of the Investment Funds; or

          o in more than one Investment Fund allocated in multiples of 1 percent.

          If a participant does not make such an election, he or she is deemed to have elected investment in the Government Securities Fund.

     e. Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of 50 percent of the vested balance or $50,000, less the highest of any outstanding loan balance in the previous 12 months, even if repaid. Loans can not exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants are prohibited from borrowing funds accumulated in the Stock Fund. The maximum number of loans outstanding at one time for an employee is two. The interest rate charged is The Wall Street Journal's prime rate plus 1 percent.

     f. Vesting - Employees eligible to participate in the Plan become 100 percent vested in Company contributions made on or after January 1, 1999. Matching contributions contributed on behalf of the participants for payroll dates December 31, 1998 and earlier will be fully vested after 5 years of service.

          Participant contributions are immediately 100 percent vested.

     g. Retirement Dates - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

     h.   Form of Benefits - Benefits are paid in one lump sum.

     i. Reclassification - Certain 1999 amounts have been reclassified in the accompanying financial statements to conform with the 2000 presentation.

     j. Distribution from the Plan because of Hardship - Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as: (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from their primary residence, or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     k. Payments from the Plan's Trust - Upon termination of service of a participant on or after retirement date or by reason of death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of termination of service, whether or not such participant has a vested interest in such account, is paid from the trust at age 59-1/2 or older.

     l. Forfeitures - Forfeitures arising under the Plan during the year are allocated to Participants' accounts in the same manner as contributions (see Note 1(d)).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Plan are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

     a. Investment Funds - Effective June 3, 1996, the Plan retained the American Express Trust Company to serve as the Trustee (the "Trustee") of the Plan's assets. Prior to this date, the Plan's assets were held in a master trust by the Bank of New York Trust Company (the "Predecessor Trustee") as trustee for the benefit of various Covanta subsidiary plans. During 2000 and 1999, the Plan included the following funds in which participants could elect to invest their Plan assets:

          o Ogden Stock Fund ("Stock Fund") - This pooled fund invests in common stock of Covanta, but does maintain a small cash balance invested in a money market fund for liquidity purposes.

          o Fiduciary Capital Management Fixed Income Fund ("Fixed Income Fund") - Investment contracts with insurance companies and banks purchased by the Plan and American Express Trust Income Fund II (a collective money market investment fund, managed by the Trustee) which provide for a guaranteed return on principal invested over a specified time period.

          o American Express Equity Index Fund II ("AMEX Equity Fund") - Investments in a collective trust consisting of a diversified portfolio of equity securities.

          o AXP Mutual Fund Balanced Portfolio ("AXP Mutual Fund") - Investments in a mutual fund consisting primarily of common stock, preferred stock and debt securities.

          o Templeton Foreign Fund ("Templeton Fund") - Investments in a mutual fund consisting primarily of established, non-U.S. companies.

          o AXP Growth Fund ("AXP Growth Fund") - Investments in a mutual fund seeking to provide long-term growth of capital primarily in growth, improving, and technology companies.

          o AXP New Dimensions Fund ("AXP Dimensions Fund") - Investments in a mutual fund which invests primarily in common stocks of U.S. and foreign companies in which economic and technical changes may take place.

          o AET U.S. Government Securities Fund II ("Government Securities Fund") - Investments in a collective money market fund, managed to provide maximum current income consistent with conserving capital and maintaining high liquidity.

     b. Investment Valuation - Investments in securities listed on national securities exchanges are valued at the closing composite prices published for the last business day of the year. Other investments in securities are stated at fair value as determined by the Trustee. Investments in guaranteed investment contracts included in the Fixed Income Fund are stated at cost plus accrued income, which approximates fair value.

     c. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     d. Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e. Accounting for Derivative Instruments - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires entities, including employee benefit plans, to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. This statement is effective for fiscal years after June 15, 2000. Management has determined that the implementation of SFAS No. 133 will have no effect on the Plan's financial statements.

3.   INVESTMENTS

     The following is a summary of the Plan's investments held by the Trustee at December 31, 2000 and 1999 that represent 5 percent or more of the Plan's net assets:


                                                                           2000                  1999

Investments at fair value as determined by quoted market price:
  AXP Growth Fund                                                        18,715,324          24,159,996
  AMEX Equity Fund                                                       18,261,231          23,542,401
  AXP Mutual Fund                                                         5,324,939           6,907,765
  Government Securities Fund                                              8,680,355           9,114,640
Investments at contract value as determined by
  the Trustee - Fixed Income Fund                                        22,793,995          27,947,227

     During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $6,446,648 as follows:

                                                             2000

      AMEX Equity Fund                                 $ (1,847,132)
      AXP Dimensions Fund                                  (819,848)
      AXP Mutual Fund                                      (821,416)
      Other AXP/AETC Funds                               (5,021,806)
      Stock Fund                                            952,366
      Other Pooled Funds                                  1,505,406
      Other Assets                                         (394,218)
                                                       ------------

                                                       $ (6,446,648)
                                                       ============


     Loans to participants at December 31, 2000 and 1999, which comprise the Loan Fund, are reported at cost which approximates fair value.

     The Fixed Income Fund invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 2000 and 1999 for the various investment contracts ranged from 7.32% to 6.54% and 7.74% to 4.82%, respectively. The average yields of the Fixed Income Fund for the years ended December 31, 2000 and 1999 were 7.21% and 6.91%, respectively. All investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. If the investment contracts were reported at fair value, the investment contracts in the Fixed Income Fund would have approximated $3,355,677 and $7,346,721 at December 31, 2000 and 1999, respectively.

4.   NON-PARTICIPANT DIRECTED INVESTMENTS

     Information about the net assets at December 31, 2000 and 1999, and significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2000 is as follows:
                                                      2000            1999

     Net assets:
       Stock fund                                 $ 2,060,024    $ 1,613,075
                                                  ===========    ===========

     Change in net assets:
       Contributions                              $   362,444
       Interest and dividends                            --
       Net realized and unrealized appreciation
         (depreciation) of assets                     482,465
       Distributions to participants                 (218,679)
       Expenses                                        (1,037)
       Transfers                                     (178,244)
                                                  -----------

                                                  $   446,949
                                                  ===========


5.   Plan Termination

     The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

     In September 1999, Covanta, the parent of the Company, adopted a plan to dispose of its Aviation and Entertainment businesses.

6.   Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated June 14, 1995 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan satifies Code section 401(a)(4) on the basis that it is a design-based safe harbor. The Plan Administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   SALES OF PARTICIPATING COMPANIES

     Beginning in June of 1998, the Company began selling certain subsidiaries. Some of the participants in the Plan were employees of such businesses and became employees of the purchasers. In 2000 and 1999, the participant accounts of affected employees were transferred to other plans sponsored by the purchasers.

                                     ******

THE OGDEN 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                   Description            Number
                                                       of                   of                                     Market
    Identity of Issue                             Investment          Shares/Units           Cost *               Value
General Investments:
  Fixed Income Fund                                    GIC              1,734,967                             $ 22,793,995
  Stock Fund                                      Common Stock            534,894         $ 4,057,795            4,260,431
  Government Securities Fund                      Money Market          8,637,769                                8,680,355
  AMEX Equity Fund                              Equity Securities         504,245                               18,261,231
  Promissory notes                                    Loans                                                      1,567,397
                                                                                                              ------------

Total General Investments                                                                                       55,563,409
                                                                                                              ------------

Regulated Investment Companies:
  AXP Growth Fund                                    Mutual Fund          476,581                               18,715,324
  AXP Mutual Fund                                    Mutual Fund          483,646                                5,324,939
  AXP Dimensions Fund                                Mutual Fund          149,118                                4,333,362
  Templeton Fund                                     Mutual Fund          375,851                                3,886,303
                                                                                                              ------------

Total Regulated Investment Companies                                                                            32,259,928
                                                                                                              ------------

GRAND TOTAL                                                                                                   $ 87,823,337
                                                                                                              ============


*Nonparticipant-directed

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-36658, 33-36657, 33-54143, 333-19641, 333-82801 and 333-40140 of Covanta
Energy Corporation (formerly Ogden Corporation) on Form S-8 of our report dated June 22, 2001, appearing in this Annual Report on Form 11-K of The Ogden 401(k) Plan for the year ended December 31, 2000.

/s/  DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 27, 2001